UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: May 15, 2008

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK ANNOUNCES FIRST QUARTER 2008 RESULTS

Growth in revenues, gross margin and net income

MIGDAL HAEMEK, Israel – May 15, 2008 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced its financial results for the first quarter ended March 31, 2008.

The Company reported revenues for the first quarter of $21.3 million, an increase of 47% over the $14.5 million reported in the first quarter of last year and a slight increase sequentially from the $21.0 million reported in the fourth quarter of 2007.

Gross profit margin for the first quarter of 2008 improved to 44.5%, as compared to 41.5% for the first quarter of 2007, and 43.7% for the fourth quarter of 2007.

Operating income for the first quarter of 2008 was $114 thousand (0.5% of revenues), compared with an operating loss of $4.3 million in the first quarter of 2007 and an operating income of $126 thousand (0.6% of revenues) in the prior quarter.

The Company’s profitability was affected by strong devaluation of the US dollar against the Israeli shekel in the first quarter of 2008, which increased Israel-based shekel costs in dollar terms. However, the company hedged its dollar/shekel exposure and subsequently reported increased financial income which compensated for the increase in expenses due to the devaluation of the dollar.

Financial income in the quarter of $466 thousand, compared with $133 thousand in the first quarter of 2007 and $66 thousand in the prior quarter.

Net income for the first quarter of 2008 was $493 thousand, or $0.02 per diluted share. This is compared to a net loss of $4.3 million, or $0.14 per share, in the first quarter of 2007. For the previous quarter in 2007, net income was $247 thousand, or $0.01 per diluted share.

The Company reported a positive operating cash flow of $307 thousand in the quarter. As of March 31st, 2008, the Company reported a net cash and equivalents of $20.7 million as compared with $20.0 million at December 31st, 2007.

“We are satisfied with our first quarter results, especially with the increase in profitability and positive cash flow”, commented Rafi Amit, Camtek’s CEO. “We maintained our revenues at similar level to that of the last two quarters in spite of the on-going macroeconomic situation and the weakness of the electronic industry. Our activity in the PCB sector has been stable, while we recorded a slight increase in revenues from the semiconductors manufacturing and packaging industry. We attribute this growth to technology-driven demand for our wafer inspection systems.

Mr. Amit continued, “Following our continuous investment in R&D, we have recently introduced three new lines of inspection systems: Planet, for ultra-fine line PCB panels; Mustang for finished boards of mobile products; and Falcon 1000, enhanced performance wafer inspection systems. Products from all the new lines have already been sold to customers.

“At the same time, we continue to look for additional growth opportunities – both internal and external – in related markets into which we can leverage our technologies and global organization.”

Mr. Amit concluded, “We expect second quarter revenues at a similar level to that of the current quarter, between $20 and 22 million.”

The Company also announced the appointment of Roy Porat to the newly created position of General Manager at the Company’s headquarters in Israel. Roy’s previous role was President of Camtek HK, where he oversaw all of Camtek’s activities in Asia. Aharon Sela, previously VP of Sales at Camtek Europe, was appointed to replace Mr. Porat in Camtek HK.

Conference call

Camtek will host a conference call today, May 15, at 9:00am ET. Rafi Amit, Chief Executive Officer, and Ronit Dulberg, Chief Financial Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek results conference call”.

US toll free:	1 888 935 4577	at 9:00 a.m. Eastern Time
Israel toll free:	1 809 246 002	at 4:00 p.m. Israel Time
International:	+1 718 354 1389

For those unable to participate, the teleconference will be available for replay on Camtek’s website www.camtek.co.il beginning 24 hours after the call.

Upcoming presentations

Camtek’s management will be presenting at a number of upcoming industry and investor events:

—	Oppenheimer Investor Conference in Tel Aviv, Israel on May 18

—	IEEE SW TEST in San Diego between June 8-11

—	Semicon West in San Francisco – Yield Management session on July 15 and Test session on July 17

Should you like to schedule a meeting with management, please contact Camtek’s investor relations team.

About Camtek Ltd.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

Contact Details

CAMTEK	IR INTERNATIONAL
Ronit Dulberg, CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050776	info@gkir.com
ronitd@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd. Consolidated Balance Sheets

(in thousands, except share data)

	March	December
	2008	2007
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	19,758	18,601
Marketable securities	900	1,395
Accounts receivable, net	26,375	23,500
Inventories	32,215	34,243
Due from affiliates	278	251
Other current assets	2,535	2,616
Deferred tax	158	158

Total current assets	82,219	80,764

Fixed assets, net	15,084	15,325

Marketable securities	575	1,075
Deferred tax	308	308
Other assets	1,211	993

	2,094	2,376

Total assets	99,397	98,465

LIABILITIES
CURRENT LIABILITIES
Convertible loan	1,666	1,666
Accounts payable -trade	7,552	7,960
Due to affiliates	852	866
Other current liabilities	12,235	11,465

Total current liabilities	22,305	21,957
Convertible loan	3,334	3,334
Liability for employee severance benefits	290	268

Total liabilities	25,929	25,559

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,149,934 in 2008 and 31,145,334 in 2007, outstanding
30,138,315 in 2008 and 30,133,715 in 2007.	132	132
Additional paid-in capital	59,947	59,878
Accumulated other comprehensive loss
Unrealized loss on marketable securities	-	-
Retained earnings	14,382	13,889

	74,461	73,899
Treasury stock, at cost (1,011,619 shares in 2008 and 2007)	(993)	(993)

Total shareholders' equity	73,468	72,906

Total liabilities and shareholders' equity	99,397	98,465

Camtek Ltd. Consolidated Statements of Operations

(in thousands, except share data)

	Three Months ended March 31,		Year ended December 31,
	2008	2007	2007
	U.S. dollars		U.S. dollars

Revenues	21,292	14,468	70,969
Cost of revenues	11,815	8,442	41,940

Gross profit	9,477	6,026	29,029

Research and development costs	2,995	3,724	12,111
Selling, general and administrative expenses	6,368	6,606	24,119

	9,363	10,330	36,230

Operating income (loss)	114	(4,304)	(7,201)

Financial income (expenses), net	466	133	(128)

Income (loss) before income taxes	580	(4,171)	(7,329)

Income tax	(87)	(66)	(362)

Net income (loss)	493	(4,237)	(7,691)

Net income (loss) per ordinary share:

Basic	0.02	(0.14)	(0.25)

Diluted	0.02	(0.14)	(0.25)

Weighted average number of ordinary
shares outstanding:

Basic	30,231	30,208	30,145

Diluted	30,247	30,208	30,145